Filed by Conagra Brands, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pinnacle Foods Inc.

Commission File No.: 001-35844

September 17, 2018

On September 17, 2018, Conagra Brands, Inc. (the “Company”) delivered via email to its employees, and posted on an internal social media platform, a video of a recorded message from Sean M. Connolly, President and Chief Executive Officer of the Company. Set forth below are materials included in such email and internal social media post, including a video transcript.

Email:

Good morning, team. Things are moving on the integration front with Pinnacle Foods. We received good news last week that we expect the deal to close by the end of October. Switching gears, we jumped in to support those affected by Hurricane Florence. Watch this week’s video for more. [LINK].

Internal social media post:

Happy Monday, team. We expect the acquisition of Pinnacle Foods to close as soon as October. It’s exciting news – but you and your team members should continue to focus on staying hungry, margin mojo and keeping the competition in our sights. Switching gears, the Conagra Brands Foundation has stepped in to support those affected by the devastation from Hurricane Florence. Watch this week’s video for more. [LINK]

Conagra employees are very generous and often ask how you can help. If you make a donation to any of the many organizations helping with relief efforts (suggestions: American Red Cross or Feeding America) remember to leverage the Conagra Brands Foundations Matching Gifts program to double your donation of at least $25.

http://cagrecipe.conagrafoods.net/portal/Pages/Resources.aspx?content-list-path=conagra-resources-foundation

Video Transcript:

Sean M. Connolly:	Good morning, team. Last Thursday we announced that Pinnacle Foods will convene a shareholder meeting on October 23, during which their shareholders will vote to approve our proposed acquisition of Pinnacle Foods. This is great news and means that we expect the transaction to close by the end of October, subject to the satisfaction of all of the conditions in the agreement, including the approval of Pinnacle shareholders. While the expected timing of closing is sooner than initially anticipated, our integration teams continue to make progress as we bring together our complementary companies and prepare for a smooth transition. You and your team members should conduct business as usual, focusing on staying hungry, margin mojo, and keeping the competition in our sights. We will keep you posted as new information becomes available.

Note on Forward-looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Readers of this document should understand that these statements are not guarantees of performance or results. Many factors could affect our actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this document. These risks and uncertainties include, among other things: the failure to obtain Pinnacle Foods shareholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; our ability to achieve the intended benefits of recent and pending acquisitions and divestitures, including the recent spin-off of our Lamb Weston business; the continued evaluation of the role of our Wesson oil business; general economic and industry conditions; our ability to successfully execute our long-term value creation strategy; our ability to access capital on acceptable terms or at all; our ability to execute our operating and restructuring plans and achieve our targeted operating efficiencies from cost-saving initiatives and to benefit from trade optimization programs; the effectiveness of our hedging activities and our ability to respond to volatility in commodities; the competitive environment and related market conditions; our ability to respond to changing consumer preferences and the success of our innovation and marketing investments; the ultimate impact of any product recalls and litigation, including litigation related to the lead paint and pigment matters; actions of governments and regulatory factors affecting our businesses, including the ultimate impact of recently enacted U.S tax legislation and related regulations or interpretations; the availability and prices of raw materials, including any negative effects caused by inflation or weather conditions; risks and uncertainties associated with intangible assets, including any future goodwill or intangible assets impairment charges; the costs, disruption, and diversion of management’s attention associated with campaigns commenced by activist investors; and other risks described in our reports filed from time to time with the Securities and Exchange Commission. We caution readers not to place undue reliance on any forward-looking statements included in this document, which speak only as of the date of this document. We undertake no responsibility to update these statements, except as required by law.

Additional Information and Where to Find It

In connection with the proposed transaction, Conagra Brands filed a registration statement on Form S-4 with the SEC on July 25, 2018, as amended by Amendment No. 1 on August 31, 2018 and Amendment No. 2 on September 13, 2018. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of Pinnacle. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Conagra Brands at its website, www.conagrabrands.com, or by contacting Conagra Brands Investor Relations at (312) 549-5002.

Participation in Solicitation

Conagra Brands and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Conagra’s participants is set forth in the proxy statement, filed August 9, 2018, for Conagra Brands’ 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.